Exhibit 99.1

April 13, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER AND CANGOLD

EXECUTE DEFINITIVE ARRANGEMENT AGREEMENT

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”) and Cangold Limited (TSX-V: CLD) (“Cangold”) are pleased to announce that further to the binding letter agreement announced on February 26, 2015, they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Great Panther will, subject to the terms and conditions of the Arrangement Agreement, acquire all of the issued and outstanding common shares of Cangold by way of a court-approved plan of arrangement (the “Arrangement”).

The transaction will result in Great Panther adding more than 6,000 hectares of the advanced stage Guadalupe de los Reyes Gold-Silver Project to its existing portfolio of projects and two primary silver producing mines in Mexico at Guanajuato and Topia. The transaction also adds Cangold’s Plomo Gold Project in Mexico, and its past-producing Argosy Gold Mine in the Red Lake Mining Division of northeastern Ontario, Canada.

Arrangement Overview

The Arrangement will be carried out by way of a court-approved plan of arrangement under the provisions of the Business Corporations Act (British Columbia). Under the terms of the Arrangement, Cangold shareholders will receive 0.05 common shares of Great Panther (each whole common share, a “Great Panther Share”) for each common share of Cangold (a “Cangold Share”) held (such exchange ratio being hereinafter referred to as the “Exchange Ratio”) resulting in the issuance of approximately 2,139,030 Great Panther Shares in exchange for 42,780,600 Cangold Shares (excluding approximately 2.9 million Cangold Shares currently held by Great Panther and approximately 1.0 million additional Cangold shares expected to be issued pursuant to the Loan Agreement discussed below). In addition, each outstanding option and warrant to acquire Cangold Shares will entitle the holder thereof to receive, upon the exercise thereof, 0.05 Great Panther Shares in lieu of each Cangold Share, at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original option or warrant. The Great Panther Shares to be issued represent approximately 1.5% of the current number of Great Panther Shares issued and outstanding. Total share consideration is valued at approximately $1.7 million.

Completion of the Arrangement is subject to approval by the Supreme Court of British Columbia and the affirmative vote of Cangold shareholders at a special meeting that is expected to be held on May 22, 2015. At the Meeting, the Arrangement will require approval by at least two-thirds (66⅔%) of the votes cast by Cangold shareholders present in person or represented by proxy and entitled to vote at the meeting.

Pursuant to the terms of the Arrangement Agreement, the Arrangement is also subject to customary conditions, including support of the transaction by directors, officers and significant shareholders of Cangold, and receipt of applicable regulatory and third party approvals and consents as may be required to effect and complete the transaction, including approval of the Toronto Stock Exchange and applicable filings with the NYSE MKT (in respect of Great Panther) and the TSX Venture Exchange (in respect of Cangold). Completion of the transaction is also subject to Great Panther being satisfied with the results of its due diligence investigations and receipt by Great Panther of an opinion of Mexican legal counsel relating to the option Cangold holds in respect of the Guadalupe de los Reyes Gold-Silver Project in Sinaloa State, Mexico. The Arrangement Agreement also provides for a payment of a termination fee of C$250,000 by Cangold to Great Panther in certain circumstances where the transaction is not completed.

Great Panther presently has three directors and/or officers that are also directors and/or officers of Cangold, including the same President and Chief Executive Officer. Accordingly, both Great Panther and Cangold established separate special committees consisting of their respective independent directors to review the Arrangement Agreement and oversee all aspects of the transaction.

The board of directors of Cangold (the “Cangold Board”), based in part on the unanimous recommendation of the special committee of the Cangold Board created to consider matters relating to the Arrangement, has determined that the Arrangement is fair to Cangold shareholders and is in the best interests of Cangold. Accordingly, the Cangold Board approved the Arrangement and recommends that Cangold shareholders vote their Cangold Shares in favour of the Arrangement. In making its recommendation, the Cangold Board considered a number of factors, including the receipt by the Cangold Board of a fairness opinion from Evans & Evans, Inc. which determined that the consideration offered to Cangold shareholders pursuant to the Arrangement is fair, from a financial point of view, to Cangold shareholders.

All of the directors and officers of Cangold (who hold in the aggregate approximately 9% of the issued and outstanding Cangold Shares on a non-diluted basis) have entered into support agreements with Great Panther pursuant to which they have agreed, among other things, to support the transaction and vote their Cangold Shares in favour of the Arrangement. In addition, it is a condition of the Arrangement Agreement that certain significant shareholders of Cangold (who hold in the aggregate approximately 13% of the issued and outstanding Cangold Shares on a non-diluted basis) enter into support agreements with Great Panther within 10 business days of the execution of the Arrangement Agreement pursuant to which they will agree, among other things, to support the transaction and vote their Cangold Shares in favour of the Arrangement.

Assuming that all requisite approvals are received, Great Panther and Cangold expect to close the proposed Arrangement prior to the end of May 2015. Upon completion, all of the members of the Cangold Board will resign and the current management team of Great Panther will manage Cangold after completion of the Arrangement.

The terms of the Arrangement will be described in further detail in the Management Information Circular of Cangold to be filed with regulatory authorities and mailed to Cangold shareholders in late April 2015 in accordance with applicable securities laws.

Cangold security holders and other interested parties are advised to read the materials relating to the proposed Arrangement, including the Arrangement Agreement, that will be filed by Cangold with securities regulatory authorities in Canada when they become available. Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators’ website at www.sedar.com.

Advances from Great Panther to Cangold

Under the terms of the previously announced loan agreement dated February 25, 2015 among Great Panther, Cangold and a Mexican subsidiary of Cangold (the “Loan Agreement”), Great Panther has provided Cangold with credit advances in the aggregate amount of approximately C$1,000,000 (including an initial advance of US$580,000). Pursuant to the Loan Agreement, the outstanding principal balance owing to Great Panther bears interest at the annual rate of 15% and is secured by a general security agreement and share pledge agreement over the shares of Cangold’s Mexican subsidiary. As previously announced, Cangold has issued 2,897,680 bonus Cangold Shares to Great Panther in connection with the initial advance of US$580,000 and has applied to the TSX-V for approval of the issuance of an additional 1,060,000 bonus Cangold Shares in connection with additional advances (in the aggregate amount of C$265,000) under the Loan Agreement.

This announcement is for informational purposes only and does not constitute a solicitation or a proxy.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Great Panther

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. Great Panther also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

About Cangold

Cangold Limited is a junior exploration company engaged in the exploration and development of gold projects in Mexico and Canada. Cangold’s primary focus is advancing the Guadalupe de los Reyes Gold-Silver Project in Sinaloa, Mexico towards the pre-feasibility stage. Cangold also owns a 100% interest in the past-producing Argosy Gold Mine in northwestern Ontario and the prospective Plomo Gold Project in Sonora State, Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT PANTHER SILVER LIMITED “R.W. (Bob) Garnett” R.W. (Bob) Garnett Chairman of Great Panther Silver Limited	ON BEHALF OF THE BOARD OF DIRECTORS OF CANGOLD LIMITED “Kaare G. Foy” Kaare G. Foy Executive Chairman of Cangold Limited

Cautionary Statement on Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to statements regarding the timing, closing and approval of the transactions contemplated by the Arrangement Agreement, statements regarding the maximum number of Great Panther Shares issuable under the transaction, Great Panther’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties and the availability of adequate financing. Such statements and information reflect Great Panther’s and Cangold’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such factors include, among others, risks and uncertainties relating to potential political risks involving the companies’ operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in Great Panther’s Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian securities regulators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov as well as both of Great Panther’s and Cangold’s other filings with the Canadian securities regulators and Great Panther’s filings with the U.S. Securities and Exchange Commission. Neither Great Panther nor CANGOLD intend, nor do they assume any obligation, to update these forward-looking statements and information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Great Panther Silver Limited

Spiros Cacos
Director Investor Relations
Toll free: 1 888 355 1766
Tel: +1 604 638 8955
scacos@greatpanther.com
www.greatpanther.com

Cangold Limited

Erick Bertsch
Manager Investor Relations
Toll free: 1 888 355 1766
Tel: +1 604 638 8967
ebertsch@cangold.ca
www.cangold.ca